Filed by Honeywell International Inc.
                                                 Pursuant to Rule 425 under
                                                 the Securities Act of 1933
                              Subject Company: Honeywell International Inc.
                                                 Commission File No. 1-8974


News Release

Contact: Tom Crane
         (973) 455-4732


                HONEYWELL EXPECTS ONGOING 4TH-QUARTER EPS TO
            RANGE FROM $0.70 TO $0.74; COMPANY EXPECTS TO INCUR
             $375 MILLION-TO-$425 MILLION FOURTH-QUARTER CHARGE

             GE ACQUISITION CONSIDERATIONS AND UOP PERFORMANCE
                    NEGATIVELY AFFECT QUARTER'S RESULTS

     GE-HONEYWELL BUSINESS REVIEWS CONFIRM FUTURE GROWTH OPPORTUNITIES


         MORRIS TOWNSHIP, New Jersey, December 11, 2000 - Honeywell [NYSE:
HON] said today it expects ongoing fourth-quarter earnings per share (EPS) to range from $0.70 to $0.74. The fourth-quarter ongoing EPS estimate excludes an expected $375 million-to-$425 million (pre-tax) in charges related primarily to asset impairments and environmental liabilities.

         Honeywell said it made decisions in the fourth quarter, following its agreement on October 22nd to be acquired by GE, to reconsider certain licensing and planned portfolio actions that resulted in a reduction of anticipated fourth-quarter earnings. The decisions were based on a review of pooling of interest limitations, strategic interests of the combined company and business reviews conducted with GE.

         Earnings are expected to be affected negatively by the performance of, and customer uncertainty related to, business units the company was in the process of divesting. These planned divestitures, which were recently cancelled by Honeywell, include Friction Materials, Automotive Consumer Products Group, U.S. Security Monitoring and Pharmaceutical Fine Chemicals.

         Additionally, earnings performance is expected to be affected by sharply lower income in the company's 50%-owned UOP joint venture. UOP is experiencing weaker-than-expected sales of process technology products and services to refinery and petrochemical customers during a traditionally strong quarter for the venture. Continued high energy and raw material costs are also expected to affect income growth in the company's Performance Polymers & Chemicals businesses.

         Fourth-quarter sales are expected to grow by about 3%. Growth is being driven by Aerospace, Fire & Security, Electronic Materials,
Turbochargers and Sensing & Control Products. Sales growth is expected to be partially offset by lower sales in Truck Brakes, Industrial Automation, Polymers, Friction Materials and Consumer Products.

         "While our fourth-quarter earnings will be below expectations, based on our business reviews with GE, we are confident that the combination of our two companies will enhance the value of our businesses and lead to greater growth and shareowner value creation going forward," said Michael R. Bonsignore, Honeywell's Chairman & CEO.

         Honeywell is a US$24-billion diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and industry; automotive products; power generation systems; specialty chemicals; fibers; plastics; and electronic and advanced materials. The company is a leading provider of software and solutions, and Internet e-hubs including MyPlant.com, MyFacilities.com and MyAircraft.com (joint venture with United Technologies and i2 Technologies). Honeywell employs approximately 120,000 people in 95 countries and is traded on the New York Stock Exchange under the symbol HON, as well as on the London, Chicago and Pacific stock exchanges. It is one of the 30 stocks that make up the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index. Additional information on the company is available on the Internet at www.honeywell.com.

         General Electric and Honeywell filed a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC on December 4, 2000. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. You can obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Honeywell may be obtained free of charge by contacting Honeywell International Inc., 101 Columbia Road, Morristown, New Jersey 07962, Attention: Investor Relations (tel.: 973-455-5402). INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

   This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts as further described in our filings under the Securities Exchange Act.